Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 10 DATED JANUARY 15, 2026

TO THE PROSPECTUS DATED APRIL 14, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 14, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide an update on our portfolio;

•	to disclose the transaction price for each class of our common stock as of February 1, 2026;

•	to disclose the calculation of our December 31, 2025 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our public offering; and

•	to disclose certain updates to the Prospectus.

Portfolio Update

Real Estate Acquisition

On December 23, 2025, we acquired a 198,531 square foot warehouse and manufacturing building located in the Worcester, Massachusetts Metropolitan Statistical Area for $32.6 million, excluding closing costs. The acquisition was funded with the proceeds from the sale of shares of our common stock and borrowings from our credit facility.

Real Estate Debt

On January 14, 2026, we originated an $84.0 million whole loan to fund the acquisition and renovation of a 198-unit, 1986-vintage, townhome style multifamily property in the San Diego, California Metropolitan Statistical Area. The acquisition was funded with the proceeds from the sale of shares of our common stock and borrowings from our credit facility.

February 1, 2026 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of February 1, 2026 (and repurchases as of January 31, 2026) is as follows:

Transaction Price (per share)
Class D	$10.56
Class I	$10.61
Class S	$11.42
Class T	$11.42

As of December 31, 2025, we had no outstanding Class T shares or Class S shares. As a result, the transaction price for our Class T shares and Class S shares is equal to the NAV per share for our Class E shares as of December 31, 2025. Class E, Class X and Class Y shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2025 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the aggregate NAV of our common stock, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of December 31, 2025 ($ and shares/units in thousands):

Components of NAV	December 31, 2025
Investments in real estate	$1,328,349
Investments in real estate debt	224,600
Investments in real estate-related and other securities	15,323
Cash and cash equivalents	18,416
Restricted cash	4,689
Other assets	8,086
Debt obligations	(605,306)
Other liabilities	(26,461)
Accrued performance participation allocation	(1,365)
Stockholder servicing fees payable the following month(1)	(70)
Non-controlling interests in joint ventures	(18,336)
Mandatorily redeemable instruments(2)	(54,794)
Net Asset Value	$893,131
Number of outstanding shares/units	79,402

(1)

Stockholder servicing fees only apply to Class T, Class S, Class D and Class Y shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, Class D and Class Y shares. The stockholder servicing fee on Class D shares was waived as of December 31, 2025, and the NAV attributable to current holders of Class D shares will not be included in the computation of stockholder servicing fees charged on Class D shares in perpetuity. As of December 31, 2025, we had accrued under GAAP stockholder servicing fees of $6.3 million.

(2)

Represents Class E units in the Operating Partnership (the “Mandatorily Redeemable Instruments”) held by the Adviser that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem such units once sufficient availability exists under the share repurchase agreements. Therefore, the Mandatorily Redeemable Instruments held by the Adviser are classified as a liability pursuant to Topic 480 — Distinguishing Liabilities from Equity and are initially presented at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the Mandatorily Redeemable Instruments are carried at their cash redemption value as if the units were repurchased or redeemable at the reporting date, which equals NAV per Class E unit of $11.42. As of December 31, 2025, there were approximately 4.8 million Class E units included in Mandatorily Redeemable Instruments.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class D Shares	Class I Shares	Class S Shares	Class T Shares	Class E Shares	Class X Shares	Class Y Shares	Operating Partnership Units(1)	Total
Net asset value	$10,654	$147,996	$—	$—	$637,178	$—	$96,439	$864	$893,131
Number of outstanding shares/units	1,009	13,949	—	—	55,790	—	8,578	76	79,402
NAV per share/unit	$10.56	$10.61	$—	$—	$11.42	$—	$11.24	$11.42

(1)	Class E units held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2025 valuations, based on property types. Once we own more than one single-family rental and more than one retail property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.32%	5.88%
Industrial	8.00%	6.42%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount Rate	0.25% decrease	1.99%	1.89%
(weighted average)	0.25% increase	(1.83)%	(1.92)%
Exit Capitalization Rate	0.25% decrease	2.47%	2.65%
(weighted average)	0.25% increase	(2.26)%	(2.53)%

Status of Our Current Public Offering

Our public offering was declared effective by the SEC on July 22, 2022, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold 1,139,281 Class D, 11,386,138 Class I and 53,776 Class S shares in the primary offering for total proceeds of approximately $130.6 million. We have issued 74,345 Class D, 293,677 Class I and 2,756 Class S shares for a total value of approximately $3.9 million pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any Class T shares in this offering. We intend to continue selling shares in the public offering on a monthly basis.

Updates to the Prospectus

Distribution Reinvestment Plan

On January 7, 2026, our board of directors approved our Fourth Amended and Restated Distribution Reinvestment Plan, which became effective on January 15, 2026 and includes certain updates regarding the states that do not permit automatic enrollment in the plan.

The Third Amended and Restated Distribution Reinvestment Plan included as Appendix A in the Prospectus is superseded and replaced with the Fourth Amended and Restated Distribution Reinvestment Plan attached as Appendix A to this Supplement.

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real estate as of December 31, 2025 presented on page 2 of this Supplement under the section “December 31, 2025 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

Appendix A

Distribution Reinvestment Plan

FOURTH AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

This Fourth Amended and Restated Distribution Reinvestment Plan (the “Plan”) is adopted by J.P. Morgan Real Estate Income Trust, Inc. (the “Company”) pursuant to its Articles of Amendment and Restatement (as amended, restated or otherwise modified from time to time, the “Charter”). The Plan supersedes and replaces the Third Amended and Restated Distribution Reinvestment Plan previously adopted by the Company and effective as of July 26, 2024. Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who purchase shares of the Company’s common stock, $0.01 par value per share (collectively, “Shares”), pursuant to (i) an unregistered private offering of the Company’s Shares, pursuant to the applicable exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) (a “Private Placement”) or the Company’s continuous public offering of Shares (the “Public Offering”), or (ii) any future public offering of Shares (a “Future Public Offering”), and who do not opt out of participating in the Plan or who affirmatively elect to participate in the Plan, as applicable (as set forth in Section 3 below) (the “Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares held by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.

2. Effective Date. The effective date of this Plan shall be January 15, 2026.

3. Procedure for Participation. Any Stockholder (unless such Stockholder is a resident of a state or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan) who has received a copy of (i) a private placement memorandum with respect to a Private Placement (a “Memorandum”) or (ii) the Prospectus, as contained in the applicable registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”), with respect to the Public Offering or any Future Public Offering, as applicable, will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement. Any Stockholder who is a resident of a state or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan will only become a Participant if the Stockholder notes such an election on the Stockholder’s subscription agreement. If any Stockholder initially elects not to be a Participant, they may later become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the applicable offering or any soliciting dealer participating in the distribution of Shares for the offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.

4. Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth, investment concentration, status as an “accredited investor” as defined by Regulation D of the Securities Act (solely with respect to purchasers in a Private Placement) or other investment suitability standards imposed by such Participant’s state of residence or the Company and set forth in a Memorandum or the Company’s most recent prospectus. For the avoidance of doubt, this request in no way shifts to the Participant the responsibility of the Company’s sponsor, or any other person selling Shares on behalf of the Company to the Participant, to make every reasonable effort to determine that the purchase of Shares by Stockholders who purchased Shares in the Public Offering or any Future Public Offering is a suitable and appropriate investment based on information provided by such Participant.

5. Purchase of Shares.

A.

Participants will acquire Shares from the Company (including Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed)) under the Plan (the “Plan Shares”) at a price equal to the transaction price per Share applicable to the class of Shares purchased by the Participant on the date that the Distribution is payable. No upfront selling commissions will be payable with respect to Shares purchased pursuant to the Plan, but such Shares may be subject to ongoing stockholder servicing fees. Participants in the Plan may purchase fractional Shares so that 100% of the

Appendix A

Distribution Reinvestment Plan

Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s Distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated.

B.

Plan Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (i) Shares that will be issued by the Company in a Private Placement pursuant to an applicable exemption from registration under the Securities Act, (ii) Shares that will be registered with the SEC in connection with the Public Offering, or (iii) Shares to be registered with the SEC in connection with a Future Public Offering.

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE IN RESPECT OF THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.

8. Reports. On a quarterly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per Share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable participant.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering 10 days’ prior written notice to the Company. This notice must be received by the Company prior to the last day of a quarter in order for a Participant’s termination to be effective for such quarter (i.e., a timely termination notice will be effective as of the last day of a quarter in which it is timely received and will not affect participation in the Plan for any prior quarter). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant requests that the Company repurchase a portion, but fewer than all, of the Participant’s Shares, the Participant will continue to participate in the Plan with respect to the Participant’s Shares for which repurchase was requested but that were not repurchased. If a Participant requests that the Company repurchase all the Participant’s Shares, the Participant’s participation in the Plan will automatically terminate, whether or not all of the Participant’s Shares are actually repurchased, and any distributions paid following such repurchase request will be paid in cash. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of Shares in such Participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder in cash.

10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote amend any aspect of the Plan; provided, however, that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon notice to the Participants. Any notice required by this Section 10 may be satisfied by the Company disclosing to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or special or periodic report filed by the Company.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.